SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K for April 14, 2003

Sasol Limited

1 Sturdee Avenue

Rosebank 2196

South Africa

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                         Form 40-F  ☐

Enclosures:

Return of allotment of shares dated 24 March 2003

Notice to The JSE Securities Exchange SA dated 25 March 2003 (R Havenstein)

Notice to The JSE Securities Exchange SA dated 25 March 2003 (P du P Kruger)

Notice to The JSE Securities Exchange SA dated 1 April 2003 ( R Havenstein)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2003

By:	/s/ (signed) N L Joubert
Name: Dr N L JOUBERT
Title: COMPANY SECRETARY

Form CM 15

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Return of allotment of shares

[Section 93(3)]

Registration No. of company

1979/003231/06

Name of company	SASOL LIMITED

1. Date of allotment of shares	27 February 2003 - 19 March 2003

2. Authorized capital of company:

No Par Value		Par Value
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each share R	Authorized Capital R
1 175 000 000	Ordinary

1 175 000 000	Total			Total

3. Shares subscribed for in memorandum of association:

No Par Value		Par Value
Number of Shares	Class of Shares	Number of Shares	Class of Shares	Nominal Amount of each Share R	Total Amount Paid-up R
7	Ordinary

Total: 7	Total			Total

To be completed by company.

Acknowledgement of receipt of return of allotments, dated	24 March 2003	Date of receipt by Registrar of Companies

Name of company	SASOL LIMITED	Date of stamp of companies Registration Office

Registrar of Companies
Postal address	P O Box 5486
JOHANNESBURG 2000

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum

No Par Value				Par Value
Number of Shares	Class of Shares	Issue Price per Share	Stated Capital	Number of Shares	Class of Shares	Nominal amount of each share	Amount of Issued paid-up Capital
		R	R			R	R
668 241 625	Ordinary	2.59	2 778 347 303

Total: 668241625		Total	2 778 347 303	Total: 0		Total

Summary of issued capital prior to allottment:

Amount of issued paid-up capital
Stated capital	R 2 778 347 303,00
Premium account	*Before deduction of interim expenses, commission and cost of shares issued
Total issued capital	R 2 778 347 303,00

5. Shares comprising this allotment:

No Par Value				Par Value
Number of Shares	Class of Shares	Issue Price per Share	Stated Capital	Number of Shares	Class of Shares	Nominal amount of each Share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
124 900	Ordinary	29.76	3 716 770

Total: 124900		Total	3 716 770	Total: 0			Total

6. (a) Shares alloted otherwise than for cash:

No Par Value				Par Value
Number of Shares	Class of Shares	Issue Price per Share	Deemed stated capital	Number of Shares	Class of Shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
		R				R	R	R

Total: 0		Total		Total: 0			Total

(b) The consideration for which the shares have been alloted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached.  If the contract is not in writing, a memorandum containing full particulars of such contract must be attached.  (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of Allottee	Address of Allottee	Number of Shares	Description of Shares Allotted
SEE ATTACHED ADDENDUM

7. Issued Capital on Date of this Return:

No Par Value
Number of shares	Class of shares	Issue price per share	Stated capital
		R	R
668 241 625	Ordinary	4,15	2 778 347 303
124 900	Ordinary	29.76	3 716 770

668 366 525		Total	2 782 064 073

Issued Capital at Date of this Return:

Par Value
Number of Shares	Class of Shares	Nominal Amount of each share	Premium on each share	Total Premium Account	Total amount of paid-up capital excluding premium
		R	R	R	R

Total: 0			Total

Summary of issued capital as at the date of this return:

Amount of issued paid-up capital
Stated capital	R 2 782 064 073,00
Premium account
Total issued capital	R 2 782 064 073,00

Certified correct.

Date	Signature
A DE BEER, ON BEHALF OF SASOL LIMITED

Rubber stamp of company, if any, or of secretaries.

*Before deduction of interim expenses referred to in paragraph 4 and net expenses with the allotment of these 124 900 shares.

25 March 2003

The JSE Securities Exchange SA

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.72 - 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Director	R Havenstein
Office Held	Executive Director : Sasol Limited
Date transaction effected	25 March 2003
Offer price per share	R29.75
Number of shares	2 000
Purchase price per share	R29.75
Total purchase price	R59 500
Class of shares	Ordinary no par value
Nature of transaction	Take up and purchase of shares
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

A DE BEER

ADVISOR: COMPANY SECRETARIAL SERVICES

SASOL LIMITED

25 March 2003

The JSE Securities Exchange SA

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.72 - 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Director	P du P Kruger
Office Held	Non-Executive Director : Sasol Limited
Date transaction effected	25 March 2003
Offer price per share	R53.80
Number of shares	12 500
Purchase price per share	R53.80
Total purchase price	R672 500
Class of shares	Ordinary no par value
Nature of transaction	Take up and purchase of shares
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

A DE BEER

ADVISOR: COMPANY SECRETARIAL SERVICES

SASOL LIMITED

1 April 2003

The JSE Securities Exchange SA

Listings Division

One Exchange Square

Gwen Lane

SANDOWN

2196

PER TELEFAX : 520-8596

Dear Sirs

DEALING IN SECURITIES BY A DIRECTOR OF SASOL LIMITED

In compliance with Rule 3.72 - 3.75 of the Listings Requirements of the JSE Securities Exchange South Africa, the following information is disclosed:

Director	R Havenstein
Office Held	Executive Director : Sasol Limited
Date transaction effected	1 April 2003
Offer price per share	R25,10
R42,30
R54,00
Number of shares	13 000
10 100
8 200
Purchase price per share	R25,10
R42,30
R54,00
Total purchase price	R326 300
R427 230
R442 800
Total	R1 196 330
Class of shares	Ordinary no par value
Nature of transaction	Take up and purchase of shares
Nature and extent of Director’s interest	Beneficial holder

Yours faithfully

M DU TOIT

MANAGER, COMPANY SECRETARIAL SERVICES

SASOL LIMITED